NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, MO 64108

March 11, 2009

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

VIA Facsimile (202.772.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 1-13533

Dear Mr. Gordon:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) in a letter dated March 6, 2009.

Comment Received:

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans - Held in Portfolio, page 11

1.           In your response to comment 2 of our letter dated February 5, 2009 you have stated that you concluded that as a result of the provision included in your Sale and Servicing agreement that gave you the right (as depositor) to deposit derivatives solely for the benefit of the certificates at any time into the NovaStar Mortgage Funding Trust, Series 2006-1 and 2006-MTAI that these SPEs did not meet the requirements of paragraph 35 of SFAS No. 140. Please tell us whether there was a business purpose for removing these features and whether you believe that the actions you look to remove these features were substantive in nature.  If you believe that these actions were not substantive, please tell us why you believe that SFAS No. 140 supports the position that taking such actions results in a nonqualifying SPE becoming a QSPE.

United States Securities and Exchange Commission
March 11, 2009

Response:

At inception of the 2006-1 and 2006-MTA1 loan securitizations, the Company elected to file its federal income tax return as a Real Estate Investment Trust (“REIT”).  Among other requirements, a REIT must meet certain tests regarding its assets.  In order to facilitate meeting these tests, the Company structured the 2006-1 and 2006-MTA1 transactions such that the assets of the trusts would be included in the consolidated financial statements of the Company.  Subsequently, the Company determined that it could not meet other REIT requirements and filed its federal income tax returns as a regular “C” corporation.  In addition, the Company sold all servicing rights to its securitized loans in 2007.  Finally, the fair value of the Company’s remaining interests in these securitizations has declined to an immaterial amount.

Effective September 30, 2008, the Company, the servicer and the securitization trustee amended the loan securitization agreements to eliminate the Company’s ability to deposit derivatives into either of the 2006-1 and 2006-MTA1 trust.   Removal of this provision has no impact on the economic position of the Company.

While driven by business concerns (i.e., for income tax purposes), it was known at inception that there was a remote likelihood that the provision providing that the Company could deposit derivative instruments into the 2006-1 and the 2006-MTA1 trusts would be used; consequently, the removal from each transaction had no economic impact on either structure.  Also, at the time this feature was removed, it was considered remote that the provision would be used.

The Company understands, based on management’s conversation with the Staff, that the  derivative tests in paragraph 40 of SFAS No. 140 should be evaluated using a “substance based” test since the Staff expressed concerns about the potential for a “form-based” test to allow deconsolidation based on management intent .  Using this analysis, the derivative provision inserted at inception for the 2006-1 and 2006-MTA1 securitizations would be disregarded because the likelihood of the provisions being used was remote (both at inception and thereafter), and therefore the trusts would be considered to meet all of the requirements to be a qualifying special purpose entity (QSPE - at inception and thereafter). The analysis using a “substance-based” test would be performed consistently throughout the entire life of the trusts because there is no basis in SFAS 140 for changing the nature of the analysis.

However,  prior to the Staff’s conversation mentioned above, the Company believed that  the application of SFAS 140’s requirements was a “form based” test, and therefore, had previously disclosed in its footnotes that these trusts were not QSPE’ s. The Company believes this “form based” analysis is consistent with industry practice, both at inception and subsequently. However, the determination as to whether or not the trusts were QSPE’s did not impact the accounting for the asset transfers since sale accounting was precluded due to the call provision outstanding.

At inception, the securitization agreements contained a feature that allowed the Company the option to repurchase up to any 25 loans for any reason and that there were at least 25 valuable assets in the trust that could have been repurchased and sold throughout the life of the transactions.  Pursuant to the guidance in question 49 of “A Guide to Implementation of Statement 140 on Accounting for Transfer and Servicing of Financial Assets, and Extinguishments of Liabilities,” such removal of accounts provision would preclude sale treatment since “no transferred assets is beyond the reach of the transferor”.  Therefore, the transferor retains its effective control.  Accordingly, removal of this provision (via amendment dated September 30, 2008) eliminates the Company’s effective control, and sale treatment for each transaction becomes appropriate.  As outlined above, the 2006-1 and 2006-MTA1 securitizations have been QSPEs from inception.  Consequently, derecognition of the assets and liabilities for each transaction is required.  Additionally, the Company has stated its position on the transfer issue and has concluded that only one transfer date – at inception – exists.  In summary, the accounting conclusion regarding paragraph 9b of SFAS 140 is the same regardless of whether the evaluation is based on form or substance.

United States Securities and Exchange Commission
March 11, 2009

Comment received:

2.           We note that on page 3 of the Interoffice Memorandum dated October 10, 2008 that you provided in your February 20, 2009 response letter that you stated that you have never had to purchase a loan out of securitization due to origination defects. We note in your Form 10-K for the year ended December 31, 2007 that you disclose that during 2007 you received an increased number of repurchase and indemnification demands from purchasers of whole loans as a result of, among other things, borrower fraud. Please clarify whether the reason that you have received repurchase demands related to whole loan sales and not from your securitizations is more thorough controls over origination defects (i.e. no borrower fraud) for the loans transferred to securitization trusts versus loans sold as whole loans. Please clarify whether you believe the defect detection risk for loans in a securitization structure differs from whole loans sold, and if so why.

Response:

The Company used procedures and controls to check for fraud and origination defects for all loans originated prior to funding.  The loan underwriting procedures and risk management controls used by the Company were performed prior to determining the ultimate disposition of the loan (sale or securitization).  Procedures were generally not more or less thorough for one loan over another.   Therefore, the Company does not believe that its defect detection risk program was different for securitized loans versus whole loans sold.

Using the Company’s proprietary loan loss forecasts, individual loans were segregated for sale to third parties or included in loan securitization pools.  To improve the credit performance of the securitization loan pools, the Company generally securitized loans it expected to perform better and sold those loans with expected higher credit risk.  Securitized loans were independently reviewed, at the discretion of the bond underwriter, for quality prior to closing the securitization.  Whole loan buyers determined the loans they were willing to purchase and these buyers generally conducted an independent quality review of the loans to be acquired.

While the Company’s whole loan sale agreements and loan securitization agreements both contain standard warranties regarding fraud and origination defects, only the whole loan sale agreements contain provisions obligating the Company to repurchase loans for which a first or early payment default occurs.  Since inception, the Company has sold loans to third parties totaling approximately $5.9 billion.  From time to time the Company would receive demands from whole loan purchasers for the buyback of loans where fraud and origination defects were claimed, and the number of such claims increased in 2007, but the majority of these demands were successfully rebutted by the Company.  Of approximately $5.9 billion in total loan sales, approximately $6.5 million (0.11%) were repurchased for possible fraud, with approximately $4.6 million of these being in 2007.  In comparison, repurchases of whole loans sold caused by first or early payment defaults was approximately $122.8 million (2.1%) of total loan sales.  An additional $2.5 million (0.04%) were acquired for reasons other than first or early payment defaults or potential fraud.  There have been no repurchases of loans for any reason since 2007.

United States Securities and Exchange Commission
March 11, 2009

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

Rodney E. Schwatken
Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Richard T. Lippoli, Deloitte & Touche LLP
Mr. Gregory G. Johnson, Bryan Cave LLP